SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 4 )*

                              Yardville National Bancorp
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                                  Common Stock, no par value
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                                  985021104
 -----------------------------------------------------------------------------
                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                June 16, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No. 1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005 and Aamendment No. 3 was filed on May 11, 2005 on behalf of Seidman and Associates L.L.C. ("SAL"), Seidman Investment Partnership,L.P., Seidman Investment PartnershipII,L.P.,("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C.("Broad Park"),Federal Holdings, L.L.C.("Federal"), Pollack Investment Partnership,L.P.("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack("Pollack") collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Ccmmon stock (the "Shares") of Yardville National Bankcorp., a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction.

Attached hereto as Exhibits and included herein in its entirety are copies of a letter, dated June 16, 2005 from Lawrence B. Seidman, Esq. to Daniel J. O'Donnell, Secretary, Yardville National Bancorp and a second letter from Seidman & Associates, LLC to Daniel J. O'Donnell Secretary Yardville National Bancorp, dated June 16, 2005 with an attachment, the resume of Lawrence B. Seidman, all sent certified mail, return receipt requested.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  6/16/05                     /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Power of
                                             Attorney pursuant to Joint
                                             Agreement dated July 26, 2004

Exhibit A
                           LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. BOX 5430
                              Parsippany, NJ 07054

                              (973) 560-1400, X108

                                  June 16, 2005






Daniel J. O'Donnell, Secretary
Yardville National Bancorp
2465 Kuser Rd.
Hamilton, NJ 08690

                  Re: Yardville National Bancorp.

Dear Mr. O'Donnell:

I am writing in response to the May 18, 2005 letter from Robert B. Murphy. Enclosed please find a letter from Seidman & Associates, LLC, nominating Lawrence B. Seidman for consideration for the Board of Directors of Yardville National Bancorp. If you have any questions with respect to the enclosed nominating letter, please contact the undersigned. Very truly yours,


                                                     /ss/Lawrence B. Seidman
                                                     LAWRENCE B. SEIDMAN
Enc.

Exhibit B
                           Seidman & Associates, LLC
                                 100 Misty Lane
                                 P. O. BOX 5430
                              Parsippany, NJ 07054

                              (973) 560-1400, X108
                                  June 16, 2005



CERTIFIED MAIL
RETURN RECEIPT REQUESTED
Daniel J. O'Donnell, Secretary
Yardville National Bancorp
2465 Kuser Rd.
Hamilton, NJ 08690

                  Re: Yardville National Bancorp

Dear Mr. O'Donnell:

Seidman & Associates is the record owner of Yardville National Bancorp stock and hereby nominates Lawrence B. Seidman for consideration for the Board of Directors of Yardville National Bancorp. The following are additional shareholders who are the beneficial owners of the shares shown below who are acting with Seidman & Associates, LLC with respect to the above nomination.

         Entity                                               Shares
         Seidman & Associates                                  233,644
         Seidman Investment Partnership, LP                    174,013
         Seidman Investment PartnershipII, LP                  100,483
         Pollack Investment Partnership, LP                    100,260
         Fedral Holdings, LLC                                   76,961
         Kerri-Matt, LP                                         39,022
         Broad Park Investors                                   13,816
         Dennis Pollack                                         15,000
         Lawrence B. Seidman & Clients                          34,500

Seidman & Associates, LLC, except for the above shares, cannot reasonably anticipate how many additional shares will be voted in favor of Mr. Seidman's nomination.

Also enclosed is a copy of Mr. Seidman's resume. In addition, as you are aware, Seidman & Associates is a reporting person pursuant to a Schedule 13D, with

Daniel J. O'Donnell, Secretary
Yardville National Bancorp.
June 16, 2005
Page 2



amendments 1, 2 and 3, copies of which have been previously provided to the Company. Seidman & Associates incorporates by reference all of the information contained in Schedule 13D and the amendments thereto, as if attached hereto.

Please contact Mr. Seidman if you require any additional information. Please have someone from the Nominating Committee notify Mr. Seidman what procedures will be followed with respect to this nomination request.
                                                     Very truly yours,

                                                     /ss/Lawrence B. Seidman

                                                     LAWRENCE B. SEIDMAN

Enc.

Exhibit C
                              LAWRENCE B. SEIDMAN
                                 19 Veteri Place
                             Wayne, New Jersey 07470
                              (973) 560-1400, X108

                               BUSINESS EXPERIENCE

3/02 - present  Associate General Counsel to Menlo Acquisition Corporation and
                its subsidiaries.

3/99 to 3/02    General Counsel to Menlo Acquisition Corporation, a holding company for an environmental company and a laboratory company.

11/91 to 1999   Consultant to an environmental company for financial and legal matters.


12/95 - present Principal, Investment Vehicles - Seidman & Associates, L.L.C.
                (Manager), Seidman Investment Partnership,L.P. and Seidman Investment Partnership II, L.P. (President of Corporate General Partner), Kerrimatt, L.P.(Investment Manager), Broad Park Investors, L.L.C. (Investment Manager), Pollack Investment Partnership,L.P. (Co-General Partner) and Federal Holdings, LLC (Investment Manager).

11/88 TO 11/91  General Partner, Seidman Financial Associates, L.P.

4/86 to 1/89    Vice President, First American Mortgage Company (subsidiary of
                The Savings Bank of  Rockland County).

3/79 to 7/87    President and Principal Stockholder, Seidman & Rappaport, P.A.
                (primarily involved in real estate development, corporate reorganization and small business litigation).

2/82 to 11/83   Vice President, Shongum Realty Corporation, Livingston, NJ.

8/81 to 1/87    Partner, L. Enterprises, Livingston, NJ (real estate developer).

3/78 to 3/79    Associate, Hannoch, Weisman, Stern & Besser, Newark, NJ
                (representing real estate developers and real estate syndications).

3/77 to 3/78    Associate, Regan, Goldfarb, Heller, Wetzler & Quinn, New York,
                NY.

9/73 to 3/77    Staff Attorney, Securities and Exchange Commission, Washington,
                DC (emphasis in area of real estate syndication investigations).

                               BOARD OF DIRECTORS

11/00 - 8/01    Director, First Federal Savings of East Hartford.
3/00 - 9/02     Director,  Ambanc Holding Company, Inc.
8/99 - 8/00     Director, South Jersey Financial Corp.
3/99 - 7/00     Director, CNYF Financial Corporation.
10/89 to 11/91  Chairman of the Board, Crestmont Federal Savings and Loan
                Association.
9/88 to 10/89   President and Chairman of the Board of Directors, Movielab, Inc.
11/86 to 11/91  Director, The Savings Bank of Rockland County.

                                    EDUCATION

B.S. Degree in Marketing Management, St. Peter's College, Jersey City, NJ, 1969. J.D., American University School of Law, Washington, DC, 1973.
Tax Masters Program (non-degree), Georgetown University, while at SEC.


                                COMMUNITY SERVICE

Founder and President of the Israeli Sports Exchange, a 501(c)(3) organization, and General Chairman of annual Youth Maccabi Games held in Wayne, NJ in 1991 (Olympic style competition for 650 participants, 13 to 16 years old from various areas).

Trustee of the YM-YWHA, Wayne, NJ

Sponsor  for  Russian   emigrant  family  of  four  adults;   assisted  them  in
establishing residence and finding gainful employment.

                                OTHER INFORMATION

Married, two children.
Competitive swimmer in National Masters Program.
Served in the New Jersey National Guard; Medical Discharge.